

November 12, 2010

Mr. Philip Yee
Chief Financial Officer
Canarc Resource Corp.
Suite #301-700 West Pender Street
Vancouver, British Columbia
Canada V6C 1G8

> **Re:    Canarc Resource Corp.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed July 15, 2010**
> **Response Letter Dated October 27, 2010**
> **File No. 0-18860**

Dear Mr. Yee:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

General

1.    Please proceed with filing an amendment to your Form 20-F, incorporating appropriate revisions responding to comments raised.

Financial Statements

Note 15 - Differences between Canadian and United States Generally Accepted Accounting Principles, page 115

(e)  Divestiture of Interest in Subsidiaries, page 116

2.      We note your proposed revisions responding to prior comment four of our letter dated September 21, 2010.  Please retain your original disclosure and limit your revision to adding only the proposed last sentence of the paragraph, further clarifying that you applied the accounting guidance of SAB Topic 5:H.

Engineering Comments

3.      We note your references to particular sections of the Canadian National Instrument 43-101 with respect to resources and economic indicators in response to our comment number five.   Our understanding of NI 43-101 section 2.2 (b) is each category of resources should be reported separately.  Please advise or revise in future filings.

Closing Comments

        You may contact Joanna Lam at (202) 551-3476 or Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters.   You may contact John Coleman, Mining Engineer, at (202) 551- 3610 with questions about engineering comments. Please contact me at (202) 551- 3686 with any other questions.

                                        Sincerely,


                                        Karl Hiller
                                        Brach Chief